UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 5-1-02

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2002

CINAR CORPORATION
(Registrant)

By: ____________________
George Rossi
Senior Vice-President &
Chief financial officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated May 17, 2002 – SEMI-MONTHLY – CINAR reports on progress just prior to and following appointment of new Board news release

For immediate release

SEMI-MONTHLY STATUS UPDATE
CINAR REPORTS ON PROGRESS JUST PRIOR TO AND FOLLOWING APPOINTMENT OF NEW BOARD

Montréal (QC), Canada, May 17, 2002 - CINAR Corporation announces that following its annual meeting of April 29, 2002, the Company's new Board of Directors appointed five Committees* :

- The Audit and Risk Management Committee
- The Nominating and Corporate Governance Committee
- The Management Resource and Compensation Committee
- The Executive Committee
- The Ad Hoc Search Committee

On the recommendation of the Ad Hoc Search Committee, the Board has also appointed a search firm, to actively seek out possible candidates, both in Canada and internationally, for the position of President and CEO.

The Board also named Ms. Louise Sansregret, M.A., M.B.A., as Corporate Secretary. Ms. Sansregret will assume the duties of Secretary to the Board of Directors in addition to her present duties as Vice-President, Corporate Affairs, responsible for Investor relations and Public affairs. She will be responsible for all records of the Corporation, of the Board of Directors and of its Committees.

Claims Settlements

Just prior to the annual meeting of shareholders, in a release dated April 26, 2002, CINAR also indicated that it has reached an agreement in principle for the settlement of the claims against it and certain other defendants in class actions brought in Canada and the United States.

Further to agreements reached on May 2, 2002 and announced on May 3, 2002, CINAR also concluded two separate settlement agreements with certain executive officers of its subsidiaries, ending two lawsuits filed against CINAR in 2000 by the officers and former stockholders of Carson-Dellosa Publishing Company and HighReach Learning, Inc.

**The curriculum vitae of all Board members will be posted shortly on the Company's website (www.cinar.com).*

.../2

1055 René-Lévesque Blvd. East, Montreal, Quebec H2L 4S5 Canada Tel.: **(514) 843-7070** Fax: (514) 843-7080 **http://www.cinar.com**

CINAR has been issuing semi-monthly status updates since April 20, 2000.

***CINAR Corporation** is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. Visit CINAR's website at www.cinar.com.*

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Contact :
Louise Sansregret, M.A., M.B.A.
Vice President, Corporate Affairs
CINAR Corporation
(514) 843-7070
lsansregret@cinar.com